04001455

SECURIT... ...MISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED FEB 25 2004 WASH. D.C. 181 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carillon Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1876 Waycross Rd.
(No. and Street)

Cincinnati	Ohio	45240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie S. Grosser (513) 595-2122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Connie S. Grosser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carillon Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE C. ZINSER
Notary Public, State of Ohio
My Commission Expires
03-21-2009

Signature

V.P. Operations & Treasurer
Title

Julie C. Zinser
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Additional Information

Carillon Investments, Inc.

Years ended December 31, 2003 and 2002
With Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder
of Carillon Investments, Inc.

We have audited the accompanying statements of financial condition of Carillon Investments, Inc. (a wholly owned subsidiary of The Union Central Life Insurance Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Carillon Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carillon Investments, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the 2003 basic financial statements taken as a whole.

February 2, 2004

Ernst + Young LLP

CARILLON INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 330,007	$ 498,028
Commissions receivable	747,976	540,223
Concessions receivable from The Union Central Life Insurance Company	704,064	716,884
Computer equipment and other fixed assets, at cost, less accumulated depreciation (2003 - $3,116, 2002 - $19,073)	28,168	139
Federal income tax recoverable from The Union Central Life Insurance Company	117,311	-
Other assets	133,776	79,453
Total assets	$2,061,302	$1,834,727
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued service fees due to The Union Central Life Insurance Company	$ 161,392	$ 129,793
Accrued commission payable	466,766	395,500
Commission reimbursement due to The Union Central Life Insurance Company	668,542	678,920
Accounts payable to The Union Central Life Insurance Company	132,832	64,774
Federal income tax payable to The Union Central Life Insurance Company	-	10,372
Other accrued liabilities	65,745	46,569
Total liabilities	1,495,277	1,325,928
STOCKHOLDER'S EQUITY		
Capital stock without par value Authorized 40,000 shares; 4,500 issued and outstanding shares	4,500	4,500
Additional paid-in capital	658,500	358,500
Retained earnings (deficit)	(96,975)	145,799
Total stockholder's equity	566,025	508,799
Total liabilities and stockholder's equity	$2,061,302	$1,834,727

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF OPERATIONS

	For the year ended December 31,	
	2003	2002
REVENUES		
Interest income	$ 7,600	$ 16,618
Service fee from Carillon Marketing Agency, Inc.	213,375	173,633
Commission income	6,557,107	6,243,273
Concession income from The Union Central Life Insurance Company	5,616,249	6,640,745
Advisory fee income	1,270,106	1,286,279
Other income	184,282	179,697
	13,848,719	14,540,245
EXPENSES		
Commissions and field selling expenses	11,497,979	11,921,126
Service fees to The Union Central Life Insurance Company	1,773,534	1,686,912
Regulatory fees and related expenses	99,828	94,421
Travel	49,024	56,128
Insurance	74,997	59,978
Computer software and service	27,563	26,945
State licenses and fees	14,772	16,060
Professional fees	15,000	14,000
Training	15,843	11,520
Depreciation expense	3,255	3,818
Other operating expenses	647,381	620,559
	14,219,176	14,511,467
INCOME (LOSS) BEFORE FEDERAL INCOME TAXES	(370,457)	28,778
FEDERAL INCOME TAXES	(127,683)	10,072
NET INCOME (LOSS)	$(242,774)	$ 18,706

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2002	$ 4,500	$ 358,500	$ 127,093	$ 490,093
Net income			18,706	18,706
Balance at December 31, 2002	4,500	358,500	145,799	508,799
Net income (loss)			(242,774)	(242,774)
Contribution by The Union Central Life Insurance Company		300,000		300,000
Balance at December 31, 2003	$ 4,500	$ 658,500	$ (96,975)	$ 566,025

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS

	For the year ended December 31,	
	2003	2002
OPERATING ACTIVITIES		
Net income (loss)	$(242,774)	$ 18,706
Depreciation expense	3,255	3,818
Change in operating assets and liabilities:		
Commissions receivable	(207,753)	(218,906)
Concessions receivable from The Union Central Life Insurance Company	12,820	(289,122)
Federal income tax recoverable	(117,311)	-
Accrued service fees due to The Union Central Life Insurance Company	31,599	(107,560)
Accrued commissions payable	71,266	174,464
Commission reimbursement due to The Union Central Life Insurance Company	(10,378)	284,889
Accounts payable to The Union Central Life Insurance Company	68,058	(11,968)
Federal income tax payable to The Union Central Life Insurance Company	(10,372)	(4,928)
Other items, net	(35,147)	42,978
Cash used by operating activities	(436,737)	(107,629)
FINANCING ACTIVITIES		
Purchase of computer equipment and other fixed assets	(31,284)	-
Contribution by the Union Central Life Insurance Company	300,000	-
Cash provided by financing activities	268,716	-
Decrease in cash	(168,021)	(107,629)
Cash at beginning of year	498,028	605,657
Cash at end of year	$ 330,007	$ 498,028

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Carillon Investments, Inc. (the Company) is a general securities broker-dealer operating on a fully-disclosed basis registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company serves as distributor for affiliated mutual funds; variable annuity and variable universal life contracts issued by Carillon Account and Carillon Life Account, respectively; and employee savings plan (ESP) group annuity contracts, all of The Union Central Life Insurance Company (Union Central). The Company also sells non-affiliated mutual funds, variable annuity and variable universal life contracts. The Company is a wholly owned subsidiary of Union Central. The Company is incorporated under the laws of the State of Ohio and commenced operations on December 5, 1983. The policies described below are followed by the Company in the preparation of its financial statements.

Financial Statements - The financial statements are presented in general conformity with the requirements of the Securities and Exchange Commission pertaining to the Financial and Operational Combined Uniform Single report (FOCUS). Such presentation is not in variance with accounting principles generally accepted in the United States and requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Securities transactions and related revenues and expenses are recorded on a trade date basis.

Commission and Concession - *Commission and concession income are accrued as earned.*

Computer Equipment and Other Fixed Assets - Computer equipment and other fixed assets are valued at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful life of 3 years.

Federal Income Taxes - Income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the difference between their financial reporting and their tax bases and are measured using the enacted tax rates. The amount of deferred tax liability recorded is $4,807 and $0 at December 31, 2003 and December 31, 2002, respectively. These deferred tax liabilities are primarily attributable to the timing difference between recognition of depreciation expense on a GAAP basis and tax basis for fixed assets. The deferred tax liability is included in the "Federal income tax recoverable (payable) from (to) The Union Central Life Insurance Company" at December 31. The amount of "Federal income tax recoverable (payable) from (to) The Union Central Life Insurance Company" is $117,311 and $(10,372) at December 31, 2003 and December 31, 2002, respectively.

For 2003 and 2002, the Company filed as part of Union Central's consolidated federal income tax return, whereby each company within the consolidated return pays its share of federal income taxes based on separate return calculations. The Company made federal tax payments of $0 and $15,100 during 2003 and 2002, respectively.

Reclassifications – Previously reported amounts for 2002 have in some instances been reclassified to conform to the 2003 presentation.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain facilities, services, employee salaries and related benefit expenses are provided to the Company by Union Central in return for a service fee. These service fees totaled $1,773,534 and $1,634,152 in 2003 and 2002, respectively.

The company receives a concession from Union Central as compensation for distribution services related to sales of variable annuity contracts issued by Carillon Account, variable universal life contracts issued by Carillon Life Account and ESP group annuity contracts, all of Union Central. Concession income aggregated $5,616,249 and $6,640,745 in 2003 and 2002, respectively. The Company reimbursed Union Central for commissions for the sale of variable annuity and variable universal life contracts in the amount of $5,310,436 and $6,252,922 in 2003 and 2002, respectively. These reimbursements are included in commissions and field selling expenses in the Statements of Operations.

The company has a service agreement with Carillon Marketing Agency, Inc. (CMAI), a wholly owned subsidiary of Union Central, to provide services and facilities related to certain products distributed through CMAI. In return, the Company receives a service fee which totaled $213,375 and $173,633 for 2003 and 2002, respectively.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital (as the terms are defined in the Rules) shall not exceed 15 to 1. Aggregate indebtedness, net capital and the resulting ratios for Carillon Investments, Inc. at December 31, 2003 and 2002 are as follows:

	2003	2002
Net capital	$ 280,169	$ 429,208
Aggregate indebtedness	$1,495,277	$ 1,325,928
Minimum net capital required	$ 99,685	$ 88,395
Ratio of aggregate indebtedness to net capital	5.34 to 1	3.09 to 1

These requirements limit the payout of dividends to the shareholder to the extent where dividends that will result in these requirements not being met may not be paid.

NOTE 4 - RESERVE REQUIREMENT

The Company's operations include the physical handling of securities, but not the maintenance of open customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 do not apply under the exemption allowed by paragraphs (k)(2)(i) and (k)(2)(ii).

SCHEDULE I
CARILLON INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2003

NET CAPITAL (Note A)	
Total stockholder's equity	$ 566,025
Deduct:	
Nonallowable assets	
Prepaid expenses/deposits	56,083
Computer equipment and other fixed assets	28,168
Federal income tax recoverable	117,311
Other assets	77,694
Net Capital Before Haircut	286,769
Haircut	(6,600)
Net Capital	$ 280,169
AGGREGATE INDEBTEDNESS	$1,495,277
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000
MINIMUM NET CAPITAL REQUIREMENTS (6 2/3% of $1,495,277)	$ 99,685
EXCESS NET CAPITAL ($280,169 – $99,685)	$ 180,484
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	533.71 %

NOTE A

There are no material differences between the above computations and the Company's corresponding unaudited FOCUS report.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors and Stockholder of
Carillon Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Carillon Investments, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 2, 2004

Ernst + Young LLP